MVP NETWORK, INC.
110 North Jefferson Avenue
St. Louis, Missouri  63103
(314) 241-0070

January 2, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MVP Network, Inc.
Application for Withdrawal of Form S-4 Registration Statement
File No. 333-145950

Ladies and Gentlemen:

This letter represents MVP Network, Inc.’s Application for Withdrawal of its registration statement (“Registration Statement”) filed on Form S-4 (file no. 333-145950) filed September 10, 2007 and Pre-Effective Amendment No. 1 to the Registration Statement, and all exhibits relating thereto.

This Application for Withdrawal has been made upon the direction of the U.S. Securities and Exchange Commission (“Commission”).  In connection with the Commission’s review of the Registration Statement, the Commission’s examiner indicated that it is the Commission’s position that Form S-4 was not available for use by MVP Network, Inc. since a controlling stockholder of MVP Network Online Games, Inc. (the “Target Company”) had previously consented to the approval of the Merger which is the subject of the Registration Statement.  At the direction of the Commission’s examiner, that shareholder has now withdrawn and revoked his Target Company stockholder consent, and MVP Network, Inc. hereby makes this application for withdrawal of the Registration Statement and its amendment.

MVP Network, Inc. plans to file a new registration statement on Form S-4 registering shares of MVP Network, Inc. common stock to be issued in connection with the proposed Merger.  The new registration statement will provide for a special meeting of the shareholders of the Target Company, and the solicitation of proxies from the Target Company’s shareholders in connection with that meeting, as suggested by the Commission’s examiner.  It is the intent of MVP Network, Inc. to file the new registration statement promptly following the withdrawal of the existing Registration Statement on Form S-4.

MVP Network, Inc. further states that no securities were sold in connection with the offering which is the subject of the existing Registration Statement that is hereby withdrawn.

This Application for Withdrawal is made pursuant to Rule 477, and MVP Network, Inc. understands that this Application for Withdrawal shall be deemed granted immediately upon filing of this Application, since the Registration Statement has not yet been declared effective.

If you have any questions concerning this Application for Withdrawal, please contact me immediately.

Sincerely,

/s/ Paul A. Schneider

Paul A. Schneider
CEO and President